EXHIBIT 99.1

Addex Appoints Seasoned Pharma Drug Researcher Mikhail Kalinichev as Head of Translational Science

Geneva, Switzerland, August 2, 2021 (GLOBE NEWSWIRE) - Ad Hoc Announcement Pursuant to Art. 53 LR

Addex Therapeutics Ltd (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced the appointment of Mikhail Kalinichev, PhD, as Head of Translational Science. Dr. Kalinichev is a seasoned pharmaceutical R&D professional with more than 20 years of diversified experience at leading pharmaceutical companies and academic institutions in France, Denmark, Switzerland, UK and USA.

“It’s great to have Mikhail back on the Addex team! He is an accomplished neuropharma researcher and drug developer who already knows Addex and our research programs,” said Tim Dyer, CEO of Addex. “We look forward to his contribution to our pipeline as we advance multiple late stage discovery programs through IND enabling studies and into the clinic.”

Dr. Kalinichev joins Addex from Ipsen where he was Director of in vivo neurology. In this role, he helped define the neuroscience therapeutic strategy, led operational activities and initiated several industrial and academic collaborations in the area of neuromuscular disorders and pain. Before Ipsen, he was a section head at Lundbeck, where he helped drive the Phase I to PoC/Phase II transition in therapeutic areas of schizophrenia-related cognitive impairment and chronic pain. Before Lundbeck, Dr. Kalinichev held various positions at Addex, including Associate Director and Group Leader, Behavioral Neuroscience. His first role in industry was as a principal scientist at the Psychiatry Center of Excellence of GlaxoSmithKline. Dr. Kalinichev earned his PhD in behavioral neuroscience at Rutgers University (USA).

“Addex has built a leading position in allosteric modulation and an exciting portfolio of CNS programs, which have the potential to bring significant benefit to patients suffering for neurological and psychiatric conditions,” said Dr Kalinichev. “I’m very much looking forward to rejoining the Addex team and contributing to shaping the therapeutic strategy as we advance the portfolio of drug candidates towards patients.”

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs ongoing with Addex include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.